October 10, 2008

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mrs. Anne Nguyen Parker
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated September 23, 2008, regarding

Endeavour Silver Corp.

Form 40-F for the Fiscal Year Ended December 31, 2007

Filed April 7, 2008

File No. 001-33153

Ladies and Gentlemen:

Endeavour Silver Corp. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the September 23, 2008 letter regarding the above-referenced Annual Report on Form 40-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (“SEC”) on April 7, 2008 (File No. 001-33153). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in amendments to filings. We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in these filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 40-F for the fiscal year ended December 31, 2007

Cover Page

Staff Comment No. 1.

Please update the address of your agent for service of process in the United States to include the agent’s city, state and zip code.

Company Response:

We have updated the information requested on the amended annual report on Form 40-F/A filed concurrently herewith.

Management Report on Internal Control Over Financial Reporting, page 5

Staff Comment No. 2.

Please revise to describe the events surrounding the determination that you did not maintain effective internal control over financial reporting, including who identified the weaknesses and when the material weaknesses first began. Include dates of corrective actions and any associated material costs. Finally, with respect to future actions that will be taken to remediate the weakness, disclose when they are to occur and any associated material costs. Please be sure to address when you intend to take corrective action with respect to communicating employees’ duties over financial reporting

Company Response:

The Company has revised its annual report on Form 40-F for the period ended December 31, 2007 highlighting whether management or the external auditors identified the deficiency. The control environment deficiency and information and communication deficiency were identified by management through our assessment of internal control, while the foreign exchange deficiency and income tax deficiency were identified as a result of external auditor substantive audit procedures and subsequent re-assessment of the corresponding control process. The foreign exchange deficiency was a single occurrence of a currency conversion error of one account within the accounting software and the failure of the Company’s secondary controls to identify the error. The income tax deficiency was related to the insufficient internal expertise to appropriately account for the foreign income tax provision due to the complexity of new income tax laws introduced within the jurisdiction of our foreign subsidiaries.

Although management has determined the deficiencies arose within the 2007 fiscal year, it has proved to be difficult to define any specific timeline when certain deficiencies first began. Given that it is the Company’s first time reporting on internal control over financial reporting, coupled with the characteristics of the control deficiencies, management has determined it can not adequately provide detailed disclosure as to when the deficiencies first occurred. The significant company growth coinciding with staff turnover contributed to authorized expenditure limits being insufficiently defined and communicated and the failure to implement new policies to govern the existing size of Company resulting in management identifying a control environment deficiency. These same factors affected the effectiveness of the information flow to the finance department resulting in management’s determination of an information and communication deficiency.

Management has amended its disclosure in the amended annual report on Form 40F filed concurrently herewith to include the dates of corrective actions and future corrective actions, discussed when the Company took corrective action with respect to communicating employees’ duties over financial reporting and has disclosed the costs were immaterial to the Company.

Changes in Internal Control Over Financial Reporting

Staff Comment No. 3.

You state that “[e]xcept for the changes discussed above, there have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Revise to state clearly that there were changes in your internal control over financial reporting that occurred during this period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Company Response:

We have updated the information requested on the amended annual report on Form 40-F/A filed concurrently herewith.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-685-9775.

Sincerely,

Endeavour Silver Corporation

“Dan Dickson”

Dan Dickson

Chief Financial Officer (Interim)